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EXHIBIT 12.1

CHEMTURA CORPORATION

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2005	2004	2003	2002	2001
	(Dollars in millions)
Earnings (losses):
Loss from continuing operations before income taxes and cumulative effect of accounting changes	$(119.7)	$(91.7)	$(152.9)	$(61.0)	$(240.4)
Equity income of equity method investments	(1.5)	(14.1)	(13.2)	(7.9)	(9.2)
Fixed charges less capitalized interest	116.4	84.6	97.3	110.4	119.9
Amortization of capitalized interest	2.7	1.9	1.8	2.6	2.4
Distributed income of equity investees	—	—	5.0	7.0	4.0

Earnings (losses)	$(2.1)	$(19.3)	$(62.0)	$51.1	$(123.3)

Fixed Charges:
Interest expense, net of capitalized interest	$107.7	$78.4	$89.7	$101.7	$109.9
Capitalized interest	0.6	0.9	0.8	1.0	3.5
Estimated interest component of rent expense	8.7	6.2	7.6	8.7	10.0

Fixed Charges	$117.0	$85.5	$98.1	$111.4	$123.4

Deficiency of earnings (losses) to fixed charges	$119.1	$104.8	$160.1	$60.3	$246.7

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CHEMTURA CORPORATION STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES